EXHIBIT 99

SOPHEON PLC

PRELIMINARY AUDITED RESULTS FOR THE YEAR TO 31 DECEMBER 2005

Sopheon plc ("Sopheon"), the international provider of software and services that improve the financial return from innovation and product development investments, announces its results for the year ended 31 December 2005 together with an outlook for the current year. Sopheon shares are traded on AIM in London and on the Euronext Amsterdam. These results and the 2004 comparatives are reported under International Financial Reporting Standards (IFRS). Areas materially affected by this change from the group's former UK GAAP policies are the requirement to expense share option grants, and to capitalise and amortize certain software development costs.

HIGHLIGHTS:
•	Revenue for the year was £4.7m (2004: £4.3m) and the EBITDA loss for the year was £0.7m (2004: £1.2m).
•

Sixteen new customers were added in the year, with 13 extension orders from existing customers. By year end there were 70 companies throughout the world that had licensed our software, and the total number of individual users from within those organizations surpassed 20,000.

•

Version 6.0 of our market leading Accolade suite was released, equipping our solution with further extensive integration to Microsoft Office and Microsoft Project Server applications. Accolade now supports ten languages including Japanese and Korean.

•

The recurring contract base on entry to 2006 represented £1.4m of revenue. Revenue visibility for the first half of 2006 stands at £2.2m which is already ahead of the £1.9m reported for the first half of 2005. Visibility includes a substantial imminent order, resulting from a successful pilot that has converted to an enterprise-wide deployment, for which all required internal investment approvals have now been secured.

•

In addition to raising £1m of new equity, Sopheon completed the full conversion of its convertible loan note, and renewed the group's €10m equity line facility with GEM Global Yield Fund through December 2007.

Sopheon's Chairman, Barry Mence said: "Two thousand and five was another growth year for Sopheon. But we were dissatisfied with key aspects of our performance and, in particular, with our failure to achieve profitability. We have implemented changes in a range of areas. These actions build on the business and product strengths that have underpinned our growth, and are aimed at driving faster expansion of revenues and improved margins. The benefits of these changes are already in evidence, and we shall maintain our efforts to create more value for our shareholders."

FOR FURTHER INFORMATION CONTACT:
Barry Mence, Chairman Arif Karimjee, CFO	Sopheon plc	Tel : + 44 (0) 1483 685 735
Adam Reynolds Andrew Tan	Hansard Communications	Tel : + 44 (0) 207 245 1100 + 44 (0) 7957 203 685
Floor van Maaren	Citigate First Financial	Tel : + 31 (0) 205 754 010

About Sopheon
 Sopheon (LSE:SPE) is an international provider of software and services that help organizations improve the business impact of product innovation. The Sopheon Accolade® system automates gate or phase-based product development processes and provides strategic decision support that allows companies to increase revenue and profits from new products. Sopheon is listed on the AIM Market of the London Stock Exchange and on the Euronext in the Netherlands. For more information, please visit www.sopheon.com.

INTRODUCTION

Sopheon's consolidated turnover for 2005 grew to £4.7m from £4.3m the year before. We closed 29 license orders and extensions, taking the total number of licensed customers to 70. Full-year revenues were 8% higher than 2004. We fell short of our goal of achieving profitability. Our EBITDA losses were £0.7m which represents a 40% improvement over 2004 under International Financial Reporting Standards ("IFRS").

During the year we released version 6.0 of our market leading Accolade suite, a landmark release, equipping our solution with extensive integration to Microsoft Office and Microsoft Project Server applications. We also brought tighter focus to our product portfolio during 2005, initiating steps to convert our legacy healthcare solutions onto the Accolade platform. This initiative is scheduled to be completed in June of this year. In the final quarter of 2005 we also divested Lessenger, the small-scale lab software business in the Netherlands for net proceeds of approximately £0.07m. Late in the year we received new market affirmation from IDC, a global IT research and advisory firm, which credited Sopheon with first-mover status for our actions to capitalize on the convergence of the product life cycle management and portfolio management markets.

On the corporate front, we completed the full conversion of the group's convertible loan note, and renewed the group's €10m equity line facility with GEM Global Yield Fund through December 2007. We also secured £1m of new equity funds in May, through a placing of 4.4m shares.

In 2005 we announced our decision to adopt IFRS, in part due to the increasing importance of the group's shareholders that trade through Euronext. In Sopheon's case, the key areas of impact are the expensing of share option grants, and the capitalisation and amortization of software development costs. Further details of the principal financial effect of these changes are provided in the notes.

RESULTS

Sopheon's consolidated turnover grew to £4.7m (2004: £4.3m). This overall result included a strong new sales performance by our US territory, which grew revenues by 35% in the year, offset by a weaker outcome in Europe. Almost 60% of our 2005 revenues were from our US operations, up from approximately 45% in 2004. This resulted in 8% annual growth for the business as a whole. This performance was made up of two very different six month periods from a results standpoint. Revenues fell 10% in the first half of the year as the organization focused on delivering on the record sales in the second half of 2004 and refilled the sales pipeline. This effort set the stage for 45% growth in the second half of 2005, as sales momentum returned to the business. To put this in context, since the launch of Accolade five years ago, Sopheon has grown core dollar based revenues at an annual average of 50%.

In our interim statement we noted a growing proportion of larger sales opportunities which have the potential to generate revenue volatility, but also significant growth. Of the seven such opportunities referred to in our 2005 interim statement, one was put on hold, three closed with license orders during the period, and the remaining three engaged us in extensive services activity during 2005.

These factors, together with the large license orders secured at the end of 2004 which pulled through implementation services in 2005, led to a shift in our revenue mix to 40:25:35 license, maintenance and consulting services respectively (2004: 60:20:20). We believe this shift is a result of the timing of contract signatures across fiscal years. Accordingly, we expect that licenses will make up a larger proportion of 2006 revenues and that our business mix will return to one in which license is more predominant. A substantial part of this expectation is linked to customers that purchased services from Sopheon last year, and which are now converting to license. Coming into 2006, this represented of the order of £2m of potential new business. Thanks in part to this conversion activity since the year end, our revenue visibility for the first half of 2006 is now £2.2m. We define visibility for a period as being the total of (i) license orders including those which are contracted but conditional on acceptance decisions scheduled during the period; (ii) contracted services business expected to be delivered in the period; and (iii) recurring maintenance streams. Visibility quoted in this report also includes a substantial imminent order arising from a successful pilot, which has been extended into an enterprise-wide license deployment. All of the customer's required internal approvals for the investment have been secured, and contract signature is expected in the very short term. However, visibility does not include other potential license sales to customers who have commissioned a proof of concept or who have verbally indicated a decision to move forward.

Our recurring revenue base has also continued to grow. As a result, we entered 2006 with £1.4m of ongoing maintenance and hosting contracts compared to £1m at the start of 2005.

As we signaled at the interim stage last year, the higher proportion of services in our revenue mix required us to make extensive use of subcontractor partners such as Tata Consulting Services ("TCS"). The cost of this subcontractor activity reduced our gross margins from 77% to 73%. Although we are increasing in-house resources to strengthen our ability to deliver large international implementations, we expect to continue to work with partners as a way of deepening market awareness of Accolade and continuing to ensure our capacity to meet customer service demand throughout the world.

In 2005, we implemented an expansion in R&D resources at our Denver development center and, with assistance from Microsoft and TCS, were able to devote specific resources to the landmark release of Accolade 6.0. Accordingly, £0.4m (2004: £0.1m) of our 2005 R&D expenditure met the criteria of IAS38 for capitalization.

The consolidated EBITDA loss was £0.7m (2004: £1.2m). This total reflects a deduction of share based payments of £0.1m (2004: £0.1m). It excludes amortization charges of £0.4m (2004: £0.8m, of which £0.5m relates to acquired intangible assets which are now fully amortized, and £0.3m relates to R&D) for the year, and net interest costs of £0.01m (2004: £0.3m). Including these items, the resultant retained loss for the year was £1.2m (2004: £2.3m) reducing the loss per ordinary share to 0.9p (2004: 2.0p).

FINANCING AND BALANCE SHEET

Net assets have remained steady at £2m (2004: £2m) and include £0.8m (2004: £0.7m) being the net book value of capitalized research and development arising from the application of IAS38. Cash resources at 31 December 2005 amounted to £2m (2004 - £1.2m). Approximately £0.2m of the increase over 2004 was due to an increase in Sopheon's short-term facilities.

During 2005 Sopheon renegotiated its convertible loan instrument. This led to full conversion into equity by the end of the year, eliminating all non-current debt.

At the end of the year Sopheon also renewed its €10 million equity line of credit facility with GEM Global Yield Fund Limited until December 2007, securing access to a source of equity-based funding over which the company retains a substantial degree of control. Over 90% of the equity line facility remains untapped.

In May 2005 Sopheon concluded a placing of 4.4m shares for £1m in cash, to bring greater strength to the balance sheet, and to position the business to take timely advantage of possible new opportunities for business expansion.

MARKET

Sopheon's Accolade belongs to a major class of software applications called product life cycle management (PLM). Business analysts have placed Sopheon's Accolade in a sub-class within PLM called product portfolio management (PPM) solutions. The focus of these applications is to help companies make better decisions in the management of their portfolios of products. This category represents only one aspect of what our Accolade system does.

In 2005, Sopheon noted the start of a shift of major PLM suppliers in mature applications such as product data management which began to shift their attention toward promising, emerging submarkets. A number of these traditional PLM suppliers have stated they intend to take advantage of the market opportunity in product portfolio management. Their movement will change the competitive landscape for Sopheon, and is likely to confuse the market. However, we also believe that the emergence of additional providers of product portfolio management solutions will create increased demand for innovation process automation, Sopheon's core solution. We expect this to result in more sales opportunities for Sopheon and an accelerated transition in the overall maturity of our market from the early adopter stage it is currently in to wider market acceptance. We had anticipated seeing early advances in this transition during 2005. It didn't happen. We continue to anticipate a market shift.

Important third-party affirmation of our view of market convergence trends came late in 2005 in the form of a report from the global IT market research firm, IDC. IDC analysts cited Sopheon as one of the first to recognize the convergence taking place between product life cycle management and portfolio management, and credited the company with being a first-mover in taking business advantage of the trend. This recognition specifically highlighted the strategic value of Sopheon's 2005 decision to integrate its Accolade solution with Microsoft technology to provide a unique, highly beneficial answer for companies needing both innovation process automation and traditional project management capabilities in one application.

In 2005, Sopheon strengthened its market-share position in targeted vertical industries. We continued to focus on manufacturers of chemicals, papers and foods & beverages. Sixteen new customers were added, and we received 13 extension orders from existing customers. There are now 70 companies throughout the world licensing our Accolade software. The total number of individual users from within those organizations has now surpassed 20,000. A principal reason for the recent rapid rise in user counts is that in the past year Accolade has transitioned from a departmental-level solution to an enterprise application. A number of our customers have deployed our system throughout their global operations. Accolade is now being used in 48 countries worldwide.

Forty-one percent of our revenue in 2005 came from existing clients. We see additional potential for growth from within our client base in 2006. We will also leverage current Accolade users as part of our strategies for signing new clients.

We continue to support our historic position as a supplier to the healthcare protocol market. Our technology is used by healthcare institutions to provide doctors, nurses and other medical practitioners with procedural guidelines at the point of care. A project to convert the code base for our healthcare solutions to the Accolade platform is scheduled to be completed in 2006, and expansion of our protocol management market activity is on hold until this platform transition has been proven successful. We will then readdress strategies for growing this aspect of our business.

In 2005 Sopheon announced compliance management software, endorsed by Boeing and Airbus, for the implementation of radio frequency identification (RFID) technology in commercial airplanes. This project, while still active, has been slow to move commercially. Our 2006 plans call for minimal business growth from this initiative.

PARTNERSHIPS

Sopheon is committed to growing its business through partnerships. We also know that it takes time and investment to develop a strong network of partners that can add value to the company. In 2005 we hired a Director of Business Development to focus on bringing together a global partner network.

2005 was spent working with existing partners to deepen their knowledge and understanding of our value proposition, the dynamics of our markets and the capabilities of our product offerings. We were particularly active with our consulting partners such as TCS who we engaged in a number of Accolade implementations throughout 2005. Most of this activity is in North America. In addition to our ongoing relationship with new product management expert Robert Cooper and his PDI/SGI organization, we have advanced our outreach and relationship efforts with a select number of new business-management consulting partners, with whom we are working to develop the market for innovation-process automation globally. These relationships are in their early stages, and we plan to spend more time and energy on building them in 2006 as a prerequisite to generating meaningful business results. A handful of sales opportunities were brought forward by these partners in 2005 and continue to be active in our sales funnels. We expect an increase in lead activity and sales contracts from this segment in 2006.

While we had hoped for more Accolade sales in 2005 through our partner network than were achieved, several resellers have now experienced their first sales and all network participants continue to demonstrate a strong commitment to representing Accolade. We now have reseller partners signed up in France, Germany, Portugal, Australasia, Korea and South Africa. Sopheon held a global kick-off meeting with our resellers in February of 2006 and we were pleased with the continued commitment and growing knowledge of our market and product exhibited by those in attendance. Further developing and supporting the capabilities of this network will be a strategic priority in 2006.

Sopheon continues to build on its active strategic partnership with Microsoft with a strong focus on technology development and integration. Sopheon has been selected as a member of the Partner Advisory Council (PAC) for Microsoft's EPM project server product line. Through our participation, we receive advance looks at Microsoft technology developments and have the opportunity to influence product direction and strategy. At the moment there is significant planning activity around the much anticipated release of Microsoft Office 2007, expected in late 2006.

PRODUCT

In 2005 Sopheon introduced Version 6.0 of its Accolade solution. It features such enhancements as support for expanded reporting capabilities and advanced integration with Microsoft technology. It also includes a mix of features that automate and facilitate the reuse of information throughout the product innovation process. Accolade 6.0 embodies our strategy of integrating converging PLM sub-markets: product portfolio management, including automation of the product development process, and project management. The creation of 6.0 was made possible by our strategic relationship with Microsoft and was accomplished through the integration of MS Project Server with Accolade. Microsoft has stated that it is excited about its partnership with Sopheon because it has resulted in an application that uniquely and effectively focuses Microsoft technology on the critical front-end of the product development process and the challenge of product innovation. In addition, Version 6.0 supports ten languages including Japanese and Korean. This will be a key enabler in our strategies for supporting enterprise-wide adoption of Accolade by global clients, and for entering new international markets.

Most of Sopheon's clients have already upgraded to 6.0. This was accomplished with minimal disruption or delay for the adopting organizations. The efficiency of this transition was a direct result of the high quality of our development and commercial software code, a core competitive advantage.

Sopheon's technology platform design capabilities place us in a unique position to take advantage of opportunities in new markets. In 2005 we created an internal organization called RAD (Research & Application Development) chartered to create new applications that leverage the strength of the Accolade platform but don't require investment in the creation of product code. We have already implemented initial prototypes of this concept. We expect RAD to generate new sources of revenue for the first time in 2006, with momentum building into 2007.

RECENT CHANGE INITIATIVES

Since its launch five years ago, Accolade has established itself as a market leading solution that has helped Sopheon to grow core dollar revenues at an annual average of 50%. By most measures, we have come a long distance in a short time. And as our financial results show, we continued to grow in 2005. That said, we were dissatisfied with our 2005 performance and, in particular, with our failure to achieve profitability. We have consequently initiated a process of change that is affecting key aspects of our business and is designed to help us to increase our growth, gain profitability and create more value for our shareholders.

Much of this change was initiated in 2005, and has been described earlier in this communication. More needs to be done, but we are encouraged by our progress. For instance, we have taken steps to change the way we evolve our product lines, allowing us to further leverage core technology assets and accelerate our expansion into new markets. We have made organizational changes that will enable us to grow and manage our indirect sales channels more effectively. We expect these adjustments to begin paying dividends in 2006 by producing more sales through our partner network. We have further invested in vertical marketing with the recent hiring of a senior sales executive who is focused on selling to the manufacturers of consumer packaged goods. We believe this specialization model has the potential to increase sales-cycle efficiency and accelerate our penetration of select industry segments. We have made key hires to expand the capacity of our implementation services, changes that will not only enable us to more tightly control the speed and quality of service delivery but improve margins on this critical aspect of our business operations.

OUTLOOK

Our internal efforts are intended to ensure continued advances in our business performance. However, we expect that our growth will be further supported by an anticipated step-change in activity within our target markets. This belief is underpinned by such leading indicators as the scale of our recent enterprise deployments, and the increased attention to our market by traditional suppliers of product life cycle management solutions. We anticipate that the movement of these suppliers toward our space will have the additional effect of confusing the market and that we will have to continue to deal with new competitors.

Our approach to evolving the business continues to be one of steady preparation and planning so that we are ready when the market accelerates. We believe that our early success in attracting global industry leaders as clients, our mature best-practice content, and our dedicated focus on strengthening the business process of product innovation as a prerequisite to improving decision-making will continue to differentiate our solution and create barriers to competition.

Maintaining our position of market leadership requires a material level of ongoing investment, while keeping costs under control. Meanwhile, we expect our inconsistent revenue performance to continue until Sopheon grows to a more mature level of business and the influence of individual transactions recedes. This pattern has persisted in the first months of 2006 which have been dominated by a small number of large new license opportunities, combined with continued growth in our services business. That said, with over two months to go before the end of the period, our revenue visibility for the first half of 2006 stands at £2.2m, already ahead of the £1.9m reported for the first half of last year.

We know what we have to do, and believe that Sopheon is on the right track. We continue to look to the future with optimism.

SOPHEON PLC

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2005
	2005	2004
	£'000	£'000
		as restated

Turnover – continuing and discontinued activities	4,664	4,323
Cost of sales	(1,264)	(993)

Gross profit	3,400	3,330
Distribution expenses	2,473	2,591
Research and development expenses	974	1,145
Administrative expenses	1,175	1,723

Operating loss	(1,222)	(2,129)
Investment revenue	53	83
Finance costs	(67)	(348)

Loss on ordinary activities before taxation	(1,236)	(2,394)
Taxation – research and development tax credit	-	143

Retained loss for the year	(1,236)	(2,251)

Loss per share - basic and diluted	(0.9p)	(2.0p)

EBITDA loss	(746)	(1,189)

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED 31 DECEMBER 2005
	2005	2004
	£'000	£'000
		as restated

Exchange difference on translation of foreign operations	86	(117)

Net income/(expense) recognised directly in equity	86	(117)
Loss for the financial year	(1,236)	(2,251)

Total recognised income and expense for the year (all attributable to members of the parent company)	(1,150)	(2,368)

SOPHEON PLC

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2005
	2005	2004
	£'000	£'000
		as restated
Non-current assets
Property, plant and equipment	101	110
Intangible assets	764	651
Non-current receivables	10	9

	875	770
Current assets
Trade and other receivables	1,741	1,892
Cash and cash equivalents	1,970	1,211

	3,711	3,103

Total assets	4,586	3,873

Current liabilities
Short term borrowings	370	129
Trade and other payables	2,253	1,855
Obligations under finance leases	12	-

	2,635	1,984

Net assets	1,951	1,889

Equity and reserves
Share capital	6,665	5,794
Shares to be issued	-	1,509
Share premium account and other reserves	72,931	71,182
Profit and loss account and translation reserve	(77,645)	(76,596)

Total equity (all attributable to members of the parent company)	1,951	1,889

CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2005

	2005	2004
	£'000	£'000
		as restated

Loss for the year	(1,236)	(2,251)
Adjustments for non-cash items	623	1,193
Movements in working capital	465	(670)
Tax and interest payments and receipts	14	(286)

Net cash outflow from operating activities	(134)	(2,014)
Investing activities	(416)	(44)
Financing activities	1,298	2,381

Increase/(decrease) in cash and cash equivalents	748	323

NOTES

1. Basis of preparation
 The financial statements have been prepared in accordance with International Financial Reporting Standards and Interpretations issued by the International Accounting Standards Board and those parts of the Companies Act 1985 which apply to companies preparing their financial statements under IFRS. The principal accounting policies are set out below. The policies have been applied consistently to all the years presented, and on the going concern basis.

In 2005 the group's revenues from continuing operations grew to £4.7 million and its total losses on an EBITDA (earnings before interest, tax, depreciation and amortisation) basis fell to £0.7 million. At the year end the group reported consolidated net assets of £2 million and gross cash resources of £2 million. The group has access to a $1 million (£583,000) bank line of credit with Silicon Valley Bank, which is secured against the trade debtors of Sopheon Corporation Minnesota. At 31 December 2004, $622,000 (£362,000) was drawn against this facility. The facilities with Silicon Valley Bank have been in place since 1999, and are renewable annually in October.

The directors remain positive about the direction, focus and momentum of the business and believe that this, together with the group's existing resources provide it with adequate funding to support its activities through to the point at which they anticipate that trading will become cash generative on a sustained basis. This is in turn dependent on the group delivering substantial sales growth.

Should this not be the case, Sopheon continues to have access to its equity line of credit facility from GEM Global Yield Fund Limited ("GEM") for an aggregate of €10 million. The facility has just been renewed for a further two year term expiring in December 2007. GEM's obligation to subscribe for shares is subject to certain conditions linked to the prevailing trading volumes and prices of Sopheon shares on the Euronext stock exchange. To date Sopheon has made one call on the equity line of credit facility, raising just under €1 million in March 2004, leaving €9 million (£6 million) available.

While uncertainties remain as to the achievement of the expected sales growth and the continued availability of facilities, the directors believe that together, these factors enable the group to continue as a going concern for the foreseeable future. The financial information does not include the adjustments that would be required if the company or group were unable to continue as a going concern.

2. Annual Report
 The abridged financial information set out herein has been extracted from financial statements approved by the directors on 13 April 2006, and which will be delivered to the Registrar of Companies following the Company's annual general meeting. The auditors have issued an unqualified audit report, but consistent with prior years, have drawn attention to the uncertainty over going concern. The financial information does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The Annual Report and Financial Statements will be posted to shareholders shortly and thereafter will be available from the Company's registered office at 40 Occam Road, Surrey Research Park, Guildford, Surrey GU2 7YG.

NOTES

3. Principal Accounting Policies

Adoption of International Financial Reporting Standards
 The adoption of IFRS has resulted in changes to the group's accounting policies in the following areas that have materially affected, compared to the group's former UK GAAP policies, the amounts reported in the current and prior year:

(i)

Under IFRS2, an option pricing model has been used to work out the fair value of share options granted since November 2002, with this value being charged to the profit and loss account over the expected vesting period and leading to a charge of £132,000 in 2004 and £143,000 in 2005; and

(ii)

Under IAS 38, certain research and development ("R&D") expenditure must be capitalised and amortised based on detailed technical criteria, rather than automatically charging such costs in the profit and loss account as they arise and this has led to the capitalisation of £85,000 in 2004, and £427,000 in 2005, with amortisation of £340,000 and £392,000 respectively being charged in each year. This change also increases Sopheon's net assets in each year by £651,000 and £764,000 respectively.

The treatment and reporting of Sopheon's revenues have consistently applied the principles of AICPA SOP 97-2, which is considered to be best practice in the software industry. These principles are not affected by the adoption of IFRS.

Revenue recognition
 Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes. Sales of software products are recognised on delivery, and when no significant vendor obligations remain. Revenues from implementation and consultancy services are recognised as the services are performed. Revenues relating to maintenance and post contract support agreements are deferred and recognised over the period of the agreements. Revenues and associated costs under long term contracts are recognised on a percentage basis as the work is completed and any relevant milestones are met, using latest estimates to determine the expected duration and cost of the project.

Property, plant and equipment
 Computer equipment and fixtures and fittings are stated at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is charged so as to write off the costs of assets over their estimated useful lives, using the straight-line method. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets, or, when shorter, over the term of the relevant lease. The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in profit or loss.

Share based payments
 The group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value determined at the date of grant is expensed on a straight-line basis over the vesting period, based on the group's estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions. Fair value is measured by the binomial option pricing model. The expected life used in the model had been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

NOTES

3. Principal Accounting Policies (continued)

Research and development
 In accordance with IAS 38, development expenditure on internally developed software products is capitalised if it can be demonstrated that:

•	it is technically feasible to develop the product;
•	adequate resources are available to complete the development;
•	there is an intention to complete and sell the product;
•	the group is able to sell the product;
•	sales of the product will generate future economic benefits; and
•	expenditure on the product can be measured reliably

Capitalised development costs are amortised over four years. Development costs not satisfying the above criteria, and expenditure on the research phase of internal projects, are recognised in profit or loss as incurred.

Deferred taxation
 Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, but deferred tax assets are recognised only to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Treatment of foreign currencies for consolidation
 For the purpose of presenting consolidated financial statements the assets and liabilities of the group's foreign operations (including comparatives) are expressed in sterling using exchange rates prevailing on the balance sheet date. Income and expense items (including comparatives) are translated at the average exchange rates for the period. Exchange differences arising (including exchange differences on intra-group loans) are classified as equity and transferred to the group's translation reserve. Such translation differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Retirement benefit costs
 Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. The group does not operate any defined benefit retirement benefit plans.

Leasing
 Assets held under finance leases are recognised as assets of the group at their fair value at the inception of the lease or, if lower, at the net present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to profit or loss. Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease.

Basis of consolidation
 The consolidated financial statements include the results of the company and its subsidiary undertakings.

LBITDA
 LBITDA represents the loss before charging or crediting interest, tax, depreciation and amortisation.

NOTES

4. Turnover
 All of the group's revenue in respect of the years ended 31 December 2005 and 2004 derived from continuing operations and from the group's single business segment, the design, development and marketing of software products with associated implementation and consultancy services.

5. Earnings per share
 The calculation of basic loss per ordinary share is based on a loss of £1,236,000 (2004 - £2,251,000), and on 131,059,000 (2004 – 114,883,000) ordinary shares, being the weighted average number of ordinary shares in issue during the year. The effect of all potential ordinary shares is antidilutive.

6. Obligations under finance leases
 Obligations under finance leases include £9,000 (2004 - £nil) relating to amounts due in more than one year.

7. Shares to be issued
 'Shares to be issued' at 31 December 2004 included £1,509,000 being the outstanding amount of the group's Interest Free Mandatory Convertible Loan Stock (the "Stock"). The terms of the Stock were modified during 2004 such that it was only repayable in cash upon the occurrence of certain events relating to the group's ability to continue in business. Accordingly, no fair value is attributable to the liability component under IAS 32 and the entire amount of the Stock is presented within equity shareholders' funds in the group's balance sheet at 31 December 2004. During 2005 the whole of the remaining Stock was converted into Sopheon ordinary shares, either pursuant to the exercised of conversion rights or automatically upon maturity on 23 December 2005.

8. Cautionary Statement
 Sopheon has made forward-looking statements in this press release, including statements about the market for and benefits of its products and services; financial results; product development plans; the potential benefits of business relationships with third parties and business strategies. These statements about future events are subject to risks and uncertainties that could cause Sopheon's actual results to differ materially from those that might be inferred from the forward-looking statements. Sopheon can make no assurance that any forward-looking statements will prove correct.